

April 6, 2021

Raymond Gee
Chief Executive Officer
MANUFACTURED HOUSING PROPERTIES INC.
136 Main Street
Pineville, NC 28134

> **Re: MANUFACTURED HOUSING PROPERTIES INC.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Offering Statement on Form 1-A**
> **Filed March 22, 2021**
> **File No. 024-11417**

Dear Mr. Gee:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

The Offering
Closings of the offering, page 7

1.   We note your response to comment 6. Please revise to clearly disclose when you intend to conduct an initial closing. In this respect, please clarify what factors you will take into account when determining whether to conduct the initial closing and any closings thereafter, and describe the "conditions" to closing in more detail.

<u>Description of Securities</u>
<u>Series C Preferred Stock, page 45</u>

2.   We note your response to comment 7. Please revise your offering circular to highlight in a prominent manner, such as in the offering summary on page 4, that the filing of the amendment to designate the Class C preferred shares is a condition to the issuance of the shares. In addition, we note that counsel has provided a legality opinion. Please advise as to how counsel considered the filing of the amendment to designate the shares in opining upon the legality of their issuance. Please refer to Section II.B.2.F of Staff Legal Bulletin 19 for additional guidance.

    You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Louis A. Bevilacqua, Esq.